Creating an Analog Power Management Leader
June 2, 2011
Filed by Advanced Analogic Technologies Incorporated
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Analogic Technologies Incorporated
Commission File No.: 000-51349

• Transaction Summary Richard Williams • Skyworks Overview Dave Aldrich • Benefits of our Combination Liam Griffin • Q&A All Agenda Skyworks Solutions, Inc. Proprietary Information 2

Transaction Rationale
• Skyworks to Acquire AnalogicTech
-
$6.13 Price Comprised of $3.68 Cash and $2.45 of Skyworks
Common Stock
• Skyworks Clearly Represents the Best Strategic and Cultural Fit for
AnalogicTech
-
We Strongly Complement Skyworks’ Leadership in RF Front-End
Solutions
-
Creates Comprehensive Portfolio of Precision Analog Products
Addressing a Wide Range of Applications and End Markets
• Together We Can Deliver Products of Unprecedented Integration and
Improve Our Customers’ Performance
Addresses Two Massive Mega Trends: Ubiquitous
Connectivity and Power Optimization
Skyworks Solutions, Inc. Proprietary Information 3

Skyworks Overview Dave Aldrich President and Chief Executive Officer Skyworks Solutions, Inc. * * * * * * * * * * * * * * * * * * * * * *

5
Safe Harbor Statement
This presentation includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the
Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation information relating to future results and expectations of Skyworks (including without limitation certain projections and business trends). Forward-looking statements can often be identified by words such as "anticipates," "expects," "forecasts," "intends," "believes," "plans," "may,"
"will," or "continue," and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect our future operating results, financial position and cash flows.
These risks, uncertainties and other important factors include, but are not limited to: whether we are able to satisfy the closing conditions and close our acquisition of SiGe Semiconductor and/or Advanced Analogic Technologies; whether we are able to successfully integrate SiGe Semiconductor's and/or Advanced Analogic Technologies’ operations; uncertainty regarding global economic and financial market conditions; the susceptibility of the wireless semiconductor industry and the markets addressed by our, and our customers', products to economic downturns; the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory; losses or curtailments of purchases or payments from key customers, or the timing of customer inventory adjustments; the availability and pricing of third party semiconductor foundry, assembly and test capacity, raw materials and supplier components; changes in laws, regulations and/or policies in the United
States that could adversely affect financial markets and our ability to raise capital; our ability to develop, manufacture and market innovative products in a highly price competitive and rapidly changing technological environment; economic, social and political conditions in the countries in which we, our customers or our suppliers operate, including security and health risks, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates; fluctuations in our manufacturing yields due to our complex and specialized manufacturing processes; delays or disruptions in production due to equipment maintenance, repairs and/or upgrades; our reliance on several key customers for a large percentage of our sales; fluctuations in the manufacturing yields of our third party semiconductor foundries and other problems or delays in the fabrication, assembly, testing or delivery of our products; our ability to timely and accurately predict market requirements and evolving industry standards, and to identify opportunities in new markets; uncertainties of litigation, including potential disputes over intellectual property infringement and rights, as well as payments related to the licensing and/or sale of such rights; our ability to rapidly develop new products and avoid product obsolescence; our ability to retain, recruit and hire key executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement our business and product plans; lengthy product development cycles that impact the timing of new product introductions; unfavorable changes in product mix; the quality of our products and any remediation costs; shorter than expected product life cycles; problems or delays that we may face in shifting our products to smaller geometry process technologies and in achieving higher levels of design integration; and our ability to continue to grow and maintain an intellectual property portfolio and obtain needed licenses from third parties, as well as other risks and uncertainties, including but not limited to those detailed from time to time in our filings with the Securities and Exchange Commission.
These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Skyworks Solutions, Inc. Proprietary Information 6
Additional Information
Additional Information about the Advanced Analogic Technologies Incorporated Acquisition and Where to Find It
Skyworks plans to file with the Securities and Exchange Commission (“SEC”) Registration Statements on Form S-4 and S-8 in connection with the transaction and Advanced Analogic Technologies plans to file with the SEC and mail to its stockholders a Proxy
Statement/Prospectus in connection with the transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Skyworks, Advanced Analogic Technologies, the transaction and related matters. INVESTORS AND SECURITY
HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY
ARE AVAILABLE.
Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and
other documents filed with the SEC by Skyworks and Advanced Analogic Technologies through the website maintained by the SEC at
http://www.sec.gov.
In addition, investors and security holders will be able to obtain free copies of the Registration Statements and Proxy Statement/Prospectus
from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700, or by accessing Skyworks’ investor relations website at
http://www.skyworksinc.com;
or from Advanced Analogic Technologies by contacting Advanced Analogic Technologies’ Investor Relations
at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing Advanced Analogic Technologies’ investor relations website at
http://www.analogictech.com.
Participants in the Advanced Analogic Technologies Incorporated Acquisition Solicitation
Skyworks and Advanced Analogic Technologies, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information about the directors and executive officers of Skyworks and Advanced Analogic Technologies are set forth in Skyworks’ and Advanced Analogic Technologies’ most recent Form 10-K/A, which were filed with the SEC on January 31, 2011 and May 2, 2011, respectively, as well as Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011. Investors may obtain additional information regarding the interest of Skyworks and its directors and officers, and Advanced Analogic Technologies and its directors and executive officers in the proposed transaction, by reading the Registration Statements and Proxy Statement/Prospectus regarding the transaction when it becomes available.

Skyworks Solutions, Inc. Proprietary Information 7
Skyworks’ Strategy
Capitalize on High Growth Market Opportunities
Capture a Leading Share Position Through Technology Leadership and Scale
Generate Superior Operating Results and Shareholder Returns

Skyworks Solutions, Inc. Proprietary Information 8
FY10: Breaking Away From the Pack
Captured Market Share
#1 Position in Front-End Solutions
Outperformed Peer Group
Generated Record Profits and Cash Flow
Reinvested for Future Growth
Increased Shareholder Value
Solidified Our Position as the Market Leader and Established a
Strong Foundation for Growth in FY12 and Beyond

225%
200%
175%
150%
125%
100%
75%
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
SWKS
Dow Jones
NASDAQ
S&P 500

Skyworks Solutions, Inc. Proprietary Information 9
FY10 Accomplishments
•
Surpassed $1 Billion in Revenue
•
Grew Revenue by 34%
•
Increased Net Profits by 97%
•
Generated $229M in Cash Flow
•
Instituted Share Repurchase
Program
One Year Stock Price Performance Significantly Outpaced Indices

$1,250
$1,000
$750
$500
$250
$0
$860
$803
$1,072
FY08
FY09
FY10

25%
20%
15%
10%
5%
0%
14%
15%
23%
FY08
FY09
FY10

$250
$200
$150
$100
$50
$0
$174
$210
$229
FY08
FY09
FY10

Skyworks Solutions, Inc. Proprietary Information 10
10
Revenue ($M)
Non-GAAP
Operating Margin
Cash Flow from Operations ($M)
Strong Revenue Growth, Expanding Margins and Cash Generation
FY10 Financial Highlights

SKYWORKS

Growth Engine

NOKIA
RIM
SAMSUNG
htc
LG
MOTOROLA

SONY
HUAWEI
ERICSSON
hp
ZTE
Microsoft

Itron
LG
Honeywell
CISCO
SENSUS METERING SYSTEMS

Contribution

Skyworks Solutions, Inc. Proprietary Information 11
Linear Components
Vertical Markets
Mobile Internet
Key Growth Engines
High Growth
Scale
Technology Leadership
Broad Market Reach
Higher Margins
Diversification
Custom Solutions
Highest Margins
Long Life Cycles

M2M Connections Incremental To This Outlook
45% CAGR
Subscriptions (million)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2009
2010
2011
2012
2013
2014
Mobile
Fixed

Skyworks Solutions, Inc. Proprietary Information 12 Broadband Access is a Mobile Phenomenon Source: Ericsson Fixed and Mobile Broadband Subscriptions

SKYWORKS

More than 500 Million Active Users
facebook
Linked in
Inbox
Network updates since March 18
Rand's Network
myspace
twitter
Netflix
NETFLIX
Watch Instantly
Browse DVDs
Your Queue
Home Genres New Releases Netflix Top 100 Critics' Picks Award Winners
2 Days in Paris
Add to DVD Queue
Play on computer
Add to Instant Queue
Movie details
DVD details
Member Reviews
Critic Reviews
hulu
Sign up for an invite to the Hulu private beta, coming in October :
enter your email address
Submit
Find out more
MY NAME IS EARL
IT'S ALWAYS SUNNY IN PHILADELPHIA
DRIVE
24
KVILLE
the office

Skyworks Solutions, Inc. Proprietary Information 13 Mobile Internet Now a Part of Our Daily Lives

1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Units (M)
2009
2010
2011
2012
2013
2014
Overall Unit Volumes – 9% CAGR
EDGE
2G
Smartphones – 48% CAGR
3G Feature
Low End Smartphones
Mid Tier Smartphones
High End / LTE Smartphones

Skyworks Solutions, Inc. Proprietary Information 14 Mobile Device Unit Trends Source: Deutsche Bank, Oppenheimer and Internal Estimates

Skyworks Solutions, Inc. Proprietary Information 15
Improving Industry Dynamics
2G 3G &
Multimode
TAM Growth Low High
Dollar Content $1 Up to $10
Complexity Low High
Sole Source Seldom Almost
Always
Competitors Many Few
Capturing More Value Within the Handset Supply Chain
FEM MCM
6x6mm Package
Reference Scale
Magnified Detail
View

SKYWORKS

NOKIA MOTOROLA RIM htc SAMSUNG Sony Ericsson

Skyworks Solutions, Inc. Proprietary Information 16
Industry’s Most Diverse Customer Set
5230
Bionic
XPERIA
Galaxy-S 4G
Curve 8530
WildFire S
Skyworks Uniquely Supports All Leading Handset and Smartphone OEMs

2008

35%
SKYWORKS
65%

Today

40%
SKYWORKS
60%

	NOKIA, SAMSUNG, FOXCONN
	MOTOROLA, RIM, Sony Ericsson, HTC, LG
	QUALCOMM, ST, infineon, BROADCOM, MEDIATEK, MARVELL, TEXAS INSTRUMENTS

Skyworks Solutions, Inc. Proprietary Information 17 Worldwide Front-End Module Market Share 10%+ Customers Other Major Customers Reference Design Partners

Skyworks Solutions, Inc. Proprietary Information 18 Smart Meter HDTV Thermostat Smart Phone Printer BluRay Player Gaming Device Home Stereo Computer Smart Appliance The Wirelessly Connected Home

Skyworks Solutions, Inc. Proprietary Information 19
Skyworks’ Strategy
is Working
Steady Execution
Above Market
Growth and
Operating Leverage
are Sustainable
Skyworks is in the Early Stages of Capitalizing
on Multiple Macro Industry Trends
Summary

Benefits of Our Combination Liam K. Griffin Executive Vice President and General Manager, High Performance Analog Skyworks Solutions, Inc. * * * * * * * * * * * * * * * * * * * * * *

Skyworks Solutions, Inc. Proprietary Information 21
High Performance Analog Vision
• Diversify Across Customers and Markets
• Deliver High Value, Technically Demanding Analog Solutions
• Leverage R&D Scale and 900+ International Patents
• Accrete Margins and Growth Profile
Support 1,000 Global Customers Spanning 2,500 Analog Products

SKYWORKS
Linear Products
Isolink
SiGe Semiconductor
ANALOGIC TECH
MACOM
Technology Solutions

Skyworks Solutions, Inc. Proprietary Information 22
High Performance Analog
Mobile Mobile
Connectivity Connectivity
Liam Griffin
Liam Griffin
Vertical Market Vertical Market
Solutions Solutions
Analog Analog
Components Components
Trans-Tech AATI AATI

$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
($B)
2010
2011
2012
2013

Skyworks Solutions, Inc. Proprietary Information 23
Source: Gartner Group and Internal Estimates
Consumer Electronics
Industrial Electronics
Computing / Storage
Analog Markets Present Substantial and Diversified Opportunities
$14.1
$15.4
$16.8
$18.0
8% CAGR
Automotive Electronics
Wired Communications
Wireless Communications
Other
Analog Market TAM

Skyworks Solutions, Inc. Proprietary Information 24 Targeting High Growth Diverse Markets Fuel Cells Gaming Mobile TV HDTV M2M Hybrids Analog Medical Sensors Computing Networking

Skyworks Solutions, Inc. Proprietary Information 25
Expansive Portfolio Breadth
Switches
Attenuators Amplifiers
0
°
90
°
Modulators
LNA
0°
90 °
Demodulators
Technical
Ceramics
Filters PLLs /
Synthesizers / VCOs
/n
Directional
Couplers
Hybrid
Couplers
Detectors PIN Diodes
Mixers
RF IF
LO
Power Dividers /
Combiners
Schottky
Diodes
Tuning
Varactor
Diodes
Phase Shifters
MIS Silicon
Chip Capacitors
Front-End
Modules
RF Subsystems Transceivers
Offering a Wide Range of Critical Analog Building Blocks

SKYWORKS

NOKIA
FOXCONN
SAMSUNG
LG
htc
MOTOROLA
RIM
Sony Ericsson
HUAWEI
ZTE中兴
PROMATE
QUALCOMM
intel
ST
BROADCOM
MEDIATEK
MARVELL
SKYWORKS
ANALOGIC TECH

Skyworks Solutions, Inc. Proprietary Information 26 Broadest Set of Customer Engagements …and are Aligned with All Key Baseband Partners

Helsinki
Lyngby
Yeovil
Suresnes
Ottawa
Woburn (Headquarters)
Cedar Rapids
Adamstown
Greensboro
Santa Rosa
Newbury Park
Irvine
Mexicali
Beijing
Seoul
Tokyo
Shanghai
Shenzhen
Taipei
Singapore
Sales Offices
Design Centers
Manufacturing

Skyworks Solutions, Inc. Proprietary Information 27 Skyworks’ Infrastructure A Global Footprint with Unmatched Scale

Skyworks Solutions, Inc. Proprietary Information 28
Summary
•
Together We Immediately Expand Our Opportunity Within Several
Strategic Growth Segments
– Battery Chargers
– DC/DC Converters
– Display and Lighting
– Voltage Regulators
•
Leveraging Analog Tech’s Innovative Product Portfolio Across
Skyworks’ Sales Channel = Market Outperformance
•
Launching Integration Teams Now Under Steve Machuga and
Tony Alvarez
– Smart Phones
– Tablets
– Notebook PCs
– Set-Top Boxes
Fast Ascent to Analog Power Management Leadership…
Fasten Your Seatbelts!
– LCD/LED HD TVs
– Cable Modems
– Digital Cameras